                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               CALPROP CORPORATION
                                (Name of Issuer)

                      Common Stock, No par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    13152 106
                                    ---------
                                 (CUSIP Number)

                                  Mark F. Spiro
                              Calprop Corporation
         13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   April 1999
                                   ----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)

                               Page 1 of 6 Pages


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CUSIP No. 131352 106                  13D                     Page 2 of 6 Pages
-------------------------------------------------------------------------------
(1) Names of Reporting Persons.  S.S. or I.R.S. Identification
    Nos. of Above Persons

-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group*          a)  / /
                                                               b)  / /
-------------------------------------------------------------------------------
(3) SEC Use Only

-------------------------------------------------------------------------------
(4) Source of Funds*

-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

-------------------------------------------------------------------------------

                               ------------------------------------------------
        Number of              (7) Sole Voting Power
         Shares
       Beneficially            ------------------------------------------------
        Owned By               (8) Shared Voting Power
         Each                      2,088,544
        Reporting              ------------------------------------------------
         Person                (9) Sole Dispositive Power
          With                 ------------------------------------------------
                               (10) Shared Dispositive Power
                                    2,088,544
                               ------------------------------------------------

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       2,088,544
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       19.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*


-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!



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Page 3

ITEM 1. SECURITY AND ISSUER.

        This statement relates to shares of Common Stock no par value ("Common Stock") of Calprop Corporation, a California Corporation (the "Company"). The principal executive offices of the Company are located at 13160 Mindanao Way, St. 180, Marina Del Rey, CA 90292.

ITEM 2. IDENTITY AND BACKGROUND.

        This Amendment is being filed by John Curci, Sr. The information required by Item 2 of Regulation 240.l3d-l0l follows:

        l.         (a)  Name:  John Curci, Sr.
                   (b)  Residence:  717 Lido Park Drive
                        Lido Peninsula
                        Newport Beach, California 92663
                   (c)  Present employment:  Partner, Curci-Turner Company.
                   (d) Criminal convictions: During the last five years, Mr. Curci has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.
                  (e) Civil proceedings: During the last five years, Mr.
Curci was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Curci was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.
                (f) Citizenship: Mr. Curci is a citizen of the United States of America.

        2.      (a)  Name:
                (b)  Residence:
                (c) Present employment:
                (d) Criminal convictions:
                (e) Civil proceedings:
                (f)  Citizenship:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of February 1, 1999 the date of the most recent filing of Schedule l3D, Mr. Curci directly or beneficially owned 2,045,944 shares of Common stock. Mr. Curci, as trustee, made the following purchases and sales during the months of April , 1999 on behalf of the Curci Revocable Trust dated January 11, 1994:

     Number of        Date               Method of          Consideration
     Shares           Acquired           Acquisition        Paid
      6,500           04/08/99           Purchase           $   9,750.00
     36,100           04/20/99           Purchase           $  54,150.00




-------------------------------





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Page 5

ITEM 4. PURPOSE OF TRANSACTION

        All of the additional shares of Common Stock acquired by Mr. Curci were acquired for investment purposes and not with a view toward distribution. Mr. Curci does not have any plans or proposals which relate to or would result in any action or event described in clauses (a) through (f) of Item 4 under Regulation 240.l3d-l0l.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Curci as Trustee owns 1,088,544 shares of Common Stock.   Mr.
Curci also holds the 1,000,000 shares of Common stock as trustee for the benefit of his children. The total of the foregoing amount, shares, constitutes 2,088,544 of the outstanding common stock.

        (b) Mr. Curci has the right to vote the 1,088,544 shares of Common Stock held in the Curci Revocable Trust. Mr. Curci has the right to vote an additional 1,000,000 shares of Common Stock he holds as Trustee.

        (c) Transactions involving the common stock are described in Item 3.

        (d) No person other than Mr. Curci has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock described in paragraph (a) above.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described above, Mr. Curci is not a party to any contract, arrangement, understanding or relationship with respect to securities of the Company of the type described in Item 6 of Regulation 240.l3d-l0l.



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Page 6

ITEM 7. EXHIBITS.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:           May 5, 1999
        -----------------------------     -------------------------
                                          Mark F. Spiro
                                          Vice President,
                                          Corporate Secretary